Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings:
Income (Loss) before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$(2,035)	$4,047	$6,294	$4,975	$7,852

Add:
Total interest expense	40,185	36,875	33,339	29,737	29,587
Provision (Benefit) for federal income taxes	(3,091)	166	1,277	1,024	2,434
Losses from partnership investments (1)	1,005	865	849	702	637
Capitalized interest	30	22	11	16	19
Minority interests	(21)	10	(2)	(8)	—

Earnings, as adjusted	$36,073	$41,985	$41,768	$36,446	$40,529

Fixed charges:
Total interest expense	$40,185	$36,875	$33,339	$29,737	$29,587
Capitalized interest	30	22	11	16	19

Total fixed charges	$40,215	$36,897	$33,350	$29,753	$29,606

Ratio of earnings to fixed charges	0.90:1	1.14:1	1.25:1	1.23:1	1.37:1

(1)	Includes amortized capitalized interest related to our partnership investments of $11 million, $10 million, $9 million, $5 million, and $5 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.